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FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION  12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE  REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-53118

Endeavor Emerging Opportunities Fund, LP
(Exact name of registrant as specified in its charter)

4647 Saucon Creek Road, Suite 205, Center Valley, PA 18034
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Limited Partnership Interests
(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(l)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(l)(i)	☒
Rule 12h~3(b)(l)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:                     54

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	August 15, 2014	By:	Stephen J. Roseme, Chief Executive, Principal Executive Officer and Principal Financial Officer of Bridgeton Fund Management, LLC its General Partner

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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